Certificate of Assistant Secretary

        I, David A. Marple, Assistant Secretary of Residential Asset Mortgage Products, Inc. (the "Corporation"), organized under the laws of the State of Delaware, hereby certify that the resolutions approved and adopted by the Board of Directors of the Corporation pursuant to a Unanimous Written Consent of Directors in Lieu of Meeting of Board of Directors dated July 27, 2000, have not been revoked, amended, supplemented, modified or superceded and are in full force and effect.

        IN WITNESS WHEREOF, I have hereunto set my hand and the seal of the Corporation this 28th day of July, 2000.

                                        /s/ David A. Marple
                                        David A. Marple
                                        Assistant Secretary


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